Filed by RTI International Metals, Inc.

Commission File No. 001-14437

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Commission File No. 001-14437

From: Alisha Hipwell

Project: internal memo from CEO

Version: FINAL

Date: 3/25/15

Subject line: Update message from the CEO

Dear Fellow Employees,

Now that the first wave of excitement has passed following the announcement of a definitive agreement to be acquired by Alcoa, I thought it would be helpful to address some of the many questions that are coming our way.

What will the new business structure look like? What will happen with my benefits? What is Alcoa’s work culture like? When will the acquisition be final? And what will happen between now and then?

I know these questions are important to you and that you are eager for more information. So first, let me acknowledge that we don’t have all the answers right now. It will take time to determine those answers.

Here’s what I can tell you now: RTI has formed a team that includes functional area leaders from across the organization to conduct planning activities, in coordination with Alcoa, for business integration following the closing. We will provide appropriate updates as this planning progresses.

Second, both the RTI and Alcoa teams have been busy working toward closing the acquisition as soon as possible. This process could take three to six months as we need to secure regulatory and shareholder approval. I’m pleased to report that we have submitted our initial required filings seeking anti-trust clearance from both the U.S. and European Union authorities.

In my initial communications concerning the acquisition, I told you that RTI would move to a quarterly bonus payment. That is still the case, and you will be receiving additional communications regarding bonus payments shortly.

So where does that leave us now? Doing “business as usual” of course. We need to focus on continuing to execute on our 2015 business plan and our strategic goals. RTI remains an independent entity until the closing of the transaction, and we have a responsibility to continue running the business to our usual standard of excellence, to continue supplying quality products to our customers, and to continue seeking new business for the enterprise.

Together, we’ve built a valuable organization; so now, let’s focus on continuing to do what we do best during this transition period.

Sincerely,

Dawne S. Hickton

Vice Chair, President and CEO

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which RTI and Alcoa operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014 and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. RTI SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.Alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.RTIintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108, attention: Secretary.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning RTI’s participants is set forth in the proxy statement, dated March 28, 2014, for RTI’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alcoa’s participants is set forth in the proxy statement, dated March 18, 2014, for Alcoa’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of RTI and Alcoa in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.